Momentus Inc.
3901 N. First Street
San Jose, California

June 17, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:	Bradley Ecker Jennifer Angelini

Re:	Momentus Inc. Registration Statement on Form S-1 Submitted June 2, 2025 File No. 333-287712 CIK No. 0001781162

Dear Mr. Ecker and Ms. Angelini:

By your letter dated June 6, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments to the Registration Statement on Form S-1 (the “S-1”), originally filed with the Commission on June 2, 2025, by Momentus Inc. (the “Company”).

Previously on June 10, 2025, the Company submitted a response to the SEC Letter to the Staff. Subsequent to submission of its response letter, a representative of the Company had a conference call with the Staff on June 11, 2025. Based on this conference call with the Staff, the Company is providing this letter to supplement its June 10, 2025 response.

Concurrently with the submission of this letter, the Company is also submitting to the Commission an Amendment No. 1 to the S-1 (“Amendment No. 1”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Amendment to Loan Agreement. On June 17, 2025, the Company and the Lender entered into an Amendment to the Loan Agreement, a copy of which is filed as Exhibit 10.38 to Amendment No. 1, in order to, among other things, revise the Loan Agreement to obligate the Selling Stockholder to purchase the Additional Convertible Note conditioned only upon the effectiveness of the S-1 and other conditions outside of the control of the Selling Stockholder. A description of the conditions to the Selling Stockholder’s obligations to purchase the Additional Convertible Note pursuant to the Loan Agreement as amended by the Amendment has been added to pages 6 and 7 of Amendment No. 1.

Mr. Bradley Ecker and Ms. Jennifer Angelini
Securities and Exchange Commission
June 17, 2025

The relevant provisions of the Amendment are as follows

(a)	The Amendment replaces the definition of “Additional Funding Date” in the Loan Agreement with the following revised definition:

““Additional Funding Date” shall mean the date of funding of the Additional Loan by the Lender and the Company’s issuance of the Additional Note, which funding shall be within three (3) Business Days following the Company’s Resale Registration Statement having been declared effective by the SEC and registering for resale all of the Registrable Securities (as defined in the Registration Rights Agreement), but excluding the maximum number of Additional Make Whole Shares referred to and calculated in accordance with clause (iii) below, and the  Maximum Conversion Shares (as defined in such Registration Rights Agreement), and subject to (a) the Company’s maintaining its listing on Nasdaq, and (b) as of the date of funding of the Additional Loan (i) the closing trading price with respect to the Company’s Common Stock as reported by the Trading Market on the trading day immediately prior to the date of Funding of the Additional Loan shall be not less than $1.25 per share, (ii) the market capitalization of the Company’s Common Stock shall be not less than $6,700,000, and (iii) the trading volume of the Company’s Common Stock as reported by the Trading Market for the trading day immediately preceding the Additional Funding Date and the average trading volume for the ten trading days immediately prior to the Additional Funding Date shall be not less than 50,000 shares of Common Stock.”

(b)	The Amendment also replaces Section 2.04(a) of the Loan Agreement with the following:

“Section 2.04 Additional Funding Date.

(a)          On the Additional Funding Date, upon the terms and subject to the conditions set forth herein and in the other Transaction Documents to be executed and delivered by the parties hereto and thereto, and further subject only to the Company meeting the minimum per share price, market capitalization and trading volume requirements with respect to the  Common Stock that are set forth and specified in the definition of Additional Funding Date, the Lender shall make the Additional Loan of $750,000 less the Holdback Amount with respect to the Additional Note, and the Company hereby agrees to issue to the Lender the Additional Note in $1,012,500 Original Principal Amount and the Lender hereby agrees to accept from the Company the Additional Note.”

1.
Registration of Default Conversion Shares. Amendment No. 1 removes from the S-1 the registration of the resale of 2,144,116 additional shares of Common Stock that the Company was previously required to register pursuant to a registration rights agreement between the Company and the Selling Stockholder. The Amendment to the Loan Agreement amends the registration rights agreement to provide the Company seven days after an event of default under the Convertible Notes, or, in the event of a failure to make certain required cash payments, within three business days, to register the resale of any such shares that may be issuable to the Selling Stockholder, assuming that the Selling Stockholder desires registration of the resale at such time.

If you have any further requirements, please contact the undersigned at (650) 564-7820 or jon.layman@momentus.space.

Sincerely,

/s/ Jon Layman
Jon Layman
Chief Legal Officer and Corporate Secretary, Momentus Inc.

cc: Stephen C. Hinton, Bradley Arant Boult Cummings LLP